UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SuperCom Reports First Quarter 2016 Financial Results

Herzliya, Israel, July 6, 2016 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights Compared to the First Quarter of 2015

•	Revenue of $5.9 million compared to $7.7 million
•	GAAP EPS of $0.01 compared to $0.15
•	Non-GAAP EPS of $0.01 compared to $0.15
•	GAAP Net Income of $0.1 million compared to $2.1 million
•	Non-GAAP Net Income of $0.2 compared to $2.6 million
•	Total Assets of $64 million ($4.3 per share) compared to $42 million ($3 per share).
•	Working Capital of $28 million compared to $18 million.

“As we have previously reported, our first quarter results were impacted by delays associated with macro-economic conditions in certain emerging markets where we are deploying large long-term government systems, which were mostly resolved in the second quarter, as well as a significant increase in the consolidated operating expenses caused by our recent acquisitions, which we are in the process of optimizing as we have done historically.” commented Arie Trabelsi, SuperCom’s President and CEO. “Despite these factors, we are encouraged by both our near- and long-term opportunities and are making progress with customers and potential customers. In addition, we expect our broader product lines and expanded global customer base to provide us with a more robust sales opportunities pipeline in the future, which is less sensitive to macro-economic conditions in specific countries or regions.”

First Quarter and YTD Operational Highlights

•	M2M(IoT) division completed the acquisition of Leaders in Community Alternatives (LCA), adding more than 25 years of electronic monitoring experience and an established base of customers, within the U.S.
•	Since the closing of the LCA acquisition, we have integrated SuperCom’s PureSecurity technology solutions into LCA’s existing customer base and have monitored over 200 offenders in California using SuperCom’s proprietary technology
•	SuperCom acquired Safend, a Cyber and data security company, giving SuperCom a more established cybersecurity presence with thousands of valuable customers and leading product offerings in their space, and it has since the acquisition reached an annual run-rate of recurring bookings from existing customers of over $2 million
•	Subsequent to the end of the quarter, the Secured Payment Solution division acquired PowaPOS, a market-leading point-of-sale platform purpose-built to meet market demand for mobile and tablet-based payments, with potential deployments in more than 20 countries, and it has reached over $1 million in orders in the first month post-acquisition
•	Subsequent to the end of the quarter, SuperCom acquired Alvarion, a provider of autonomous Wi-Fi networks with a proven record of reliability and performance in over 25,000 sites in more than 95 countries.
•	Since last year, SuperCom grew its experience and relationships with a customer base consisting primarily of over 20 governments to currently over 30,000 customers including governments and banks, telecom providers, retail chains and other enterprises in over 100 countries.

Mr. Trabelsi added, “We continue to advance our stated growth strategy of providing a more integrated offering to customers through complementary and interconnected products and solutions. We believe there is significant opportunity to sell these expanded solutions to both government and enterprise customers using our existing sales channels. These new capabilities and offerings are complementary to, and interconnected with, our core business and should provide us with opportunities to increase our operating leverage”

Mr. Trabelsi concluded, “Subsequent to the end of the first quarter, we have made significant progress to integrate our recent acquisitions and are beginning to leverage a number of synergies which we believe will pave the way for improved financial results in the quarters to come.”

Results Conference Call

The Company will host a conference call, today, Wednesday July 6, 2016, at 10:00 a.m. Eastern time to review the Company's financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

US:	1-866-932-0173	at 10 a.m. Eastern Time
Israel:	1-80-925-6145	at 5 p.m. Israel Time
International:	1-785-424-1630

A live and archived webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President Americas Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 16, 2016. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Financial Results and Tables to be embedded]

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2016	2015
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	11,222	22,246
Restricted bank deposits	4,249	3,274
Trade receivable, net	17,009	15,122
Deferred tax short term	1,391	2,639
Other accounts receivable and prepaid expenses	1,504	1,199
Inventories, net	3,190	3,602

Total current assets	38,565	48,082

LONG-TERM ASSETS
Severance pay funds	242	216
Deferred tax long term	4,194	1,433
Customer Contracts	6,507	4,052
Software and other IP	4,507	4,595
Goodwill	6,948	4,688
Other Intangible assets	2,436	1,988
Property & equipment, net	992	888

Total Assets	64,391	65,942
CURRENT LIABILITIES
Trade payables	3,131	3,705
Employees and payroll accruals	1,884	1,488
Related parties	33	77
Accrued expenses and other liabilities	2,848	2,917
Advances from customers	69	-
Short-term liability for future earn-out	2,445	2,051

Total current liabilities	10,410	10,238

LONG-TERM LIABILITIES
Long-term liability for future earn-out	719	931
Deferred tax liability long term	198	-
Accrued severance pay	435	341

Total long-term liabilities	1,352	1,272

SHAREHOLDERS' EQUITY:
Ordinary shares	1,023	1,053
Additional paid-in capital	81,349	83,201
Accumulated deficit	(29,743)	(29,822)

Total shareholders' equity	52,629	54,432

	64,391	65,942

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2016	2015
	Unaudited	Unaudited

REVENUES	5,867	7,700
COST OF REVENUES	5,003	2,302

GROSS PROFIT	864	5,398

OPERATING EXPENSES:
Research and development	1,189	677
Selling and marketing	1,931	1,401
General and administrative	1,596	716
Other expenses	(2,606)	-

Total operating expenses	2,110	2,794

OPERATING INCOME (LOSS)	(1,246)	2,604
FINANCIAL EXPENSES (INCOME) , NET	56	(6)

INCOME BEFORE INCOME TAX	1,302	2,610
INCOME TAX EXPENSES	1,381	548

NET INCOME FOR THE PERIOD	79	2,062

Basic	0.01	0.15

Diluted	0.01	0.15

Weighted average number of ordinary shares used in computing basic income per share	15,130,490	13,742,586

Weighted average number of ordinary shares used in computing diluted income per share	15,219,619	13,875,938

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended March 31,
	2016	2015
	Unaudited	Unaudited

GAAP gross profit	864	5,398
Amortization of Software and IP	89	89
Stock-based compensation expenses	86	37

Non-GAAP gross profit	1,039	5,524

GAAP operating income (expense)	(1,246)	2,604
Amortization of Software and IP	89	89
Amortization of Customer Contracts	191	230
Stock-based compensation expenses	489	175
Expense related transaction DD	108	-
Expense for doubtful debt	(800)	-

Non-GAAP operating income (loss)	(1,169)	3,098

GAAP net income	79	2,062
Amortization of Software and IP	89	89
Amortization of Customer Contracts	191	230
Stock-based compensation expenses	489	175
Expense related transaction DD	108	-
Expense for doubtful debt	(800)	-

Non-GAAP net income	156	2,556

Non-GAAP EPS	0.01	0.15

NET INCOME FOR THE PERIOD	79	2,062
Income tax expenses (income), net	(1,381)	548
Financial expenses (income), net	56	(6)
Depreciation , amortization and stock-based compensation expenses	988	510
Expense related transaction DD	108	-
Expense for doubtful debt	(800)	-

EBITDA *	(950)	3,114

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization

(U.S. dollars in thousands)

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: July 6, 2016